

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Room 4561

February 13, 2007

Mr. Suresh C. Senapaty
Chief Financial Officer
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re:** **Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed June 22, 2006**
> **Form 6-K Filed August 14, 2006**
> **File No. 1-16139**

Dear Me. Senapaty:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brad Skinner
                    Accounting Branch Chief